Compensation of Non-Employee Directors

Fees for Non-Employee Directors

Annual Cash Retainer Fees. Non-employee Directors receive an annual cash retainer of $8,000. In addition, non-employee Directors receive an attendance fee of $4,000 for each Board meeting attended.

Committee Meeting Fees.          Non-employee Directors that are committee members receive an attendance fee of $2,000 for each committee meeting attended. The chair of each committee receives an attendance fee of $4,000 for each committee meeting attended.

Telephone Conference Meeting Fees. Non-employee Directors receive an attendance fee of $1,000 for each scheduled telephone meeting attended in lieu of any Board or Committee meeting fees referenced above.

All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

Stock Options

Non-employee Directors are annually granted an option to purchase 8,500 shares of Common Stock pursuant to the Company’s Non-Employee Directors Equity Incentive Plan (the “Directors’ Plan”). Except under certain limited circumstances, no options granted pursuant to the Director’s Plan become exercisable earlier than one year after the date of grant. The option price per share of Common Stock under the Directors’ Plan is equal to 100% of the fair market value of the Common Stock at the date of grant. Each option granted under the Directors’ Plan is exercisable for ten years after the date of grant. Non-employee Directors may elect to receive additional shares of Common Stock under the Directors’ Plan in lieu of the cash compensation otherwise due them.